Exhibit 1.A. (5)(a4)

ENDORSEMENT FOR GUARANTEED INTEREST DIVISION

Policy Schedule R-GID INSURED POLICY NUMBER POLICY DATE ENDORSEMENT EFFECTIVE DATE

ENDORSEMENT FOR GUARANTEED INTEREST DIVISION

Declared Interest Rates	A declared interest rate for any amount allocated to the guaranteed interest division will be in effect for at least one year.

Guaranteed Interest Rate	We reserve the right to declare different rates for different portions of the investment base allocated to the guaranteed interest division. Such rates with respect to any allocation to the guaranteed interest division will never be less than the following guaranteed interest rates:

Years*	1	2	3	4	5	6	7	8	9	10	11 +
Rate(%)	3.700	3.725	3.750	3.775	3.800	3.825	3.850	3.875	3.925	3.950	4.000

This is equivalent to a guaranteed interest rate of 4% on the cash surrender value for such allocation. * As measured from the date amounts are allocated to the guaranteed interest division.

Investment Base-Allocation Rules

Unless otherwise specified by the owner within 30 days prior to the end of the period for which the declared interest rate for an amount is guaranteed, such amount will remain allocated to the guaranteed interest division and will earn interest at the new rate and for the period we declare for such amount. Allocation of any amount out of the guaranteed interest division is permitted only at the end of the period for which the declared interest rate for that amount is guaranteed, except as described in the Special Allocation Privilege.

We reserve the right to limit the total number of allocation changes per year, whether or not they involve the guaranteed interest division, but in no event to less than 5 per year.

We reserve the right to delay allocations out of the guaranteed interest division for up to six months after we receive the request for such allocations.

Special Allocation Privilege:

•  Subject to our rules, allocation of any amount may be allowed out of the guaranteed interest division prior to the end of the period for which the declared interest rate for that amount is guaranteed. If such an allocation is made, we will make an interest adjustment to the amount allocated out of the guaranteed interest division as described below.

•  We reserve the right to restrict the Special Allocation Privilege, if necessary, to continue the current treatment of the guaranteed interest division under applicable law, statute, rule or regulation.

Interest Adjustment	The interest adjustment will in effect reduce the declared interest rate for the applicable amount by 3%, but not below the guaranteed interest rate shown above.

Charges Deducted from the Guaranteed Interest Division	Asset Charge: • Maximum daily charge of .002753% (equivalent to 1.00% annually in advance).

Policy Loans from the Guaranteed Interest Division

Loan interest rate is 6% per year.

Loan Charge:

•  This is the difference between the loan interest rate and the rate we credit to borrowed funds and will be a maximum of 2% of policy debt deducted annually.

MSCHR-GID	Policy Schedule R-GID